Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT OF CLARIFICATION

China Life Insurance Company Limited (the “Company”) proposes to participate in the mixed ownership reform of China Unicom. It has been verified that the amount to be invested in China Unicom accounts for 7.15% of the latest audited net assets of the Company, which does not meet the disclosure standards stipulated in the Listing Rules of Shanghai Stock Exchange. Investors are advised to pay attention to investment risks.

Board of Directors of China Life Insurance Company Limited

August 17, 2017